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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            ROSETTA INPHARMATICS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   777777 10 3
                                 (CUSIP Number)

WILLIAM D. SAVOY                                 LUCAS SCHENCK
VULCAN VENTURES INCORPORATED                     FOSTER PEPPER & SHEFELMAN PLLC
110-110TH AVENUE N.E., SUITE 550                 1111 THIRD AVENUE, SUITE 3400
BELLEVUE, WA  98004                              SEATTLE, WA  98101
(206) 453-1940                                   (206) 447-4400

      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                 AUGUST 8, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP NO. 777777 10 3                 13D                    Page 2 of 11 Pages
---------------------                                       --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated     IRS ID NO. 91-1374788
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [__]
                                                                    (b) [__]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[R]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- -----------------------------------------------------------------------
 NUMBER OF      7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -0- shares
  OWNED BY   ------ ------------------------------------------------------------
   EACH         8    SHARED VOTING POWER
 REPORTING
  PERSON             3,809,258 shares (1)
   WITH      ------ ------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     -0- shares
             ------ ------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,809,258 shares (1)
------------------- ------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,809,258 shares (1)
-------- -----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.72%
-------- -----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  IV, CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

---------------------                                       --------------------
CUSIP NO. 777777 10 3                 13D                    Page 3 of 11 Pages
---------------------                                       --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                 (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)[R]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
-------- -----------------------------------------------------------------------
 NUMBER OF      7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -0- shares
  OWNED BY   ------ ------------------------------------------------------------
   EACH         8    SHARED VOTING POWER
 REPORTING
  PERSON             3,809,258 shares (1)
   WITH      ------ ------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     -0- shares
             ------ ------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,809,258 shares (1)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,809,258 shares (1)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.72%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                  IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of ROSETTA INPHARMATICS INC., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 12040 - 115th Avenue N.E., Suite 210, Kirkland, Washington 98034.

ITEM 2. IDENTITY AND BACKGROUND

        The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                William D. Savoy, Vulcan Northwest Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

                Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

        During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this
Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

        Vulcan Ventures effected the transactions reported in this statement for investment purposes. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in


                               Page 4 of 11 Pages

NASDAQ, or (vii) any similar action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        On August 8, 2000, the 1,000,000 shares of Series A Preferred Stock, the 740,741 shares of Series C Preferred Stock and the 1,602,564 shares of Series E Preferred Stock of the Issuer held of record by Vulcan Ventures automatically converted into 3,343,305 shares of Common Stock. On August 8, 2000, Vulcan Ventures exercised a warrant to purchase 215,953 shares of Common Stock at a purchase price of $0.45 per share in a cashless transaction. In addition, Vulcan Ventures purchased 250,000 shares of Common Stock from Lehman Brothers Inc., on August 2, 2000, at a purchase price of $14 per share. Vulcan Ventures paid aggregate cash consideration of $3,500,000 for such shares.

        Therefore, Vulcan Ventures owns an aggregate of 3,816,430 shares of Common Stock of the Issuer. Such shares represent approximately 12.72% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 29,948,400 shares of Common Stock outstanding as of the close of the Issuer's initial public offering (the "IPO"), as reported by the Issuer on form S-1/A (File No. 333-32780) filed on August 2, 2000.

        As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 3,816,430 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 12.72% of the outstanding shares of Common stock.

        Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

        Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Vulcan Ventures entered into a Sixth Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement") dated May 15, 2000 with the Issuer and certain of the Issuer's stockholders. Pursuant to the Investor Rights Agreement, Vulcan Ventures was granted certain demand and registration rights pertaining to shares of the Issuer's Preferred Stock held of record by Vulcan Ventures and the 3,343,305 shares of Common Stock into which they automatically converted upon conclusion of the IPO. The registration rights are subject to various conditions and limitations. This description of the Investor Rights Agreement is qualified in its entirety by reference to such Agreement which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

        Pursuant to a Lock-Up Agreement, dated May 18, 2000, with Lehman Brothers Inc. as representative of the several underwriters of the Issuer's IPO, Vulcan Ventures agreed not to offer or sell any shares of the Issuer's Common Stock or securities convertible into or exchangeable or exercisable for Common Stock during the period ending 180 days after August 4, 2000, the date of the prospectus, without Lehman Brother's consent on behalf of the underwriters. The description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, the form of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.


                               Page 5 of 11 Pages

        Except as set forth in this statement, Vulcan Ventures, and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT    DESCRIPTION
 -------    -----------
  99.1      Sixth Amended and Restated Investor Rights Agreement, dated March
            15, 2000, by and among the Issuer and certain holders of the
            Issuer's securities. (Incorporated by reference to Exhibit 4.2 of the Issuer's Registration Statement on Form S-1/A (File No.
            333-32780) filed on April 5, 2000).

  99.2 The form of the Lock-Up Agreement by and among Vulcan Ventures and Lehman Brothers Inc.

  99.3      Joint Filing Agreement.


                               Page 6 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated August 11, 2000

                                            VULCAN VENTURES INCORPORATED



                                            By: /s/ WILLIAM D. SAVOY
                                               ---------------------------------
                                               William D. Savoy, Vice President


                                            /s/ PAUL G. ALLEN
                                            ---------------------------------
                                            Paul G. Allen




                               Page 7 of 11 Pages

EXHIBIT INDEX


 EXHIBIT    DESCRIPTION
 -------    -----------

  99.1      Sixth Amended and Restated Investor Rights Agreement, dated March
            15, 2000, by and among the Issuer and certain holders of the Issuer's securities. (Incorporated by reference to the Issuer's
            Registration Statement on Form S-1/A (File No. 333-32780) filed on
            April 5, 2000.)

  99.2 The form of the Lock-Up Agreement by and among Vulcan Ventures and Lehman Brothers Inc.

  99.3      Joint Filing Agreement.


                               Page 8 of 11 Pages